October 24, 2006

Mail Stop 4561

Mr. Kent W. Christensen
Chief Financial Officer
Extra Space Storage Inc.
2795 East Cottonwood Parkway
Salt Lake City, Utah 84121

Re: Extra Space Storage Inc.
Form 10-K for the year ended December 31, 2005
Filed March 13, 2006
Form 10-Q for the quarter ended March 31, 2006
Filed May 10, 2006
File No. 1-32269

Dear Mr. Christensen:

We have reviewed your response letter dated September 21, 2006 and have the following additional comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Managements Discussion and Analysis of Financial Condition and Results of Operations

Funds From Operations, page 35

1. We have read your proposed revisions provided in response to prior comment 1. As previously requested, to the extent you choose to present an FFO measure applicable to common shares and partnership units, please revise your description of the measure and disclose why it is useful to investors.

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As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Rachel Zablow, Staff Accountant at (202) 551-3428 or the undersigned at (202) 551-3403 if you have questions.

Sincerely,

Steven Jacobs
Accounting Branch Chief